Securities and Exchange Commission
Washington, D.C.  20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2009	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A Announces Fourth Quarter and Full Year 2008 Financial Results

MILAN--(BUSINESS WIRE)--March 30, 2009--The Board of directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”), the world leading manufacturer of leather-upholstered furniture, today announced the fourth quarter and fiscal 2008 financial results.

Fourth quarter 2008 Summary:

  Net Sales rose 3,0% to €182,1 M as compared to €176,9 M in 4Q 2007
  Operating loss was €5,5 M as compared to €20,9 M in 4Q 2007
  Net loss totaled €19,8 M compared to a loss of €39,6 M for the same period of 2007

Fourth Quarter Results

Natuzzi Group net sales during the fourth quarter of 2008 increased by 3,0% to €182,1 M as compared to the same quarter last year. Upholstery sales were € 161,1 M or 88,5% of net sales, compared to €157.2 M 88,9% of total net sales in the fourth quarter of 2007. The contribution to upholstery net sales by geographic area was as follows: Europe for 52%; Americas 39% and rest of the world 9%.

For the fourth quarter of 2008 the Group reported a gross profit of €58,4 M, an increase of 35,1% as compared to €43,2 M for the same quarter last year. Gross margin in the fourth quarter of 2008 was 32,0% as compared to 24,4% in the fourth quarter of 2007. The improvement in gross margin was attributable to lower purchasing and labor costs.

Operating loss was €5,5M went in the fourth quarter of 2008 as compared to a loss of €20,9 M in the same period last year.

Net loss was €19,8 M as compared to a net loss of €39,6 M for the same period of 2007.

Pasquale Natuzzi, Chairman and CEO, commented: “We are pleased to have met our fourth quarter and full year expectations despite the adverse economic environment. We achieved an increase in sales and significant reduction in our cost of goods sold in 2008. We reduced our operating loss to €35,0 M from €49,1 M in 2007 and we will continue with our cost reduction plan. We remain on track with our previously announced 3-year business plan approved by our Board of Directors. We have an extremely skilled and committed management team and remain dedicated to achieving our goal of € 1 billion net sales and 15% operating Margin in 2011.”

Fiscal 2008 Results:

For fiscal 2008, net sales were €666,0 M an increase of 5% from €634,4 M in 2007. Upholstery sales were € 587,8 M or 88,3% of net sales, as compared to €563,5 M or 88,8% of total net sales in fiscal 2007. The contribution to full year upholstery net sales by geographic area was as follows: Europe for 55%; Americas 36% and rest of the world 9%.

The Group reported a Gross profit of €187,3 M for 2008. This represented a 7,7% increase over the previous year. In fiscal 2008 operating loss was €35,0 M as compared to a loss of € 49,1 M in 2007.

For fiscal 2008 the net loss was €61,9 M as compared to €62,7 M for fiscal 2007. The net loss for the full year reflected an impairment charge of €5 M and accrued costs of approximately €4,5 M.

As the end of December 2008, stores worldwide totaled 325 (including Italsofa stores and Divani & Divani stores).

Balance Sheet Highlights

The Natuzzi Group ended fiscal 2008 with cash of €47,3 M and no long term debt. Total Inventory declined 14,2% to €92,0 M at the end of 2008. Shareholder’s equity was €345,2 M.

The Company will host a conference call on Tuesday, March 31, 2009 at 10:00 a.m. Eastern Time to discuss fourth quarter and fiscal 2008 financial results.

A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section. A replay will be made available online approximately 2 hours for a period of 30 days following the live call at 888- 203-1112 in North America and 719-457-0820 International; Pin Number 8965545.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2007 consolidated revenues of EUR 634.4 million on, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements.” Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Natuzzi S.p.A. and Subsidiaries
Consolidated Profit & Loss for year ended on December 31, 2008 and 2007 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	31- Dec-08	31- Dec-07%		31- Dec-08	31- Dec-07

Upholstery net sales	161.1	157.2	2.5%	88.5%	88.9%
Other sales	21.0	19.7	6.8%	11.5%	11.1%
Total Net Sales	182.1	176.9	3.0%	100.0%	100.0%

Purchases	(74.2)	(85.1)	-12.8%	-40.8%	-48.1%
Labor	(20.8)	(28.4)	-26.8%	-11.4%	-16.0%
Third-party manufacturers	(4.6)	(5.4)	-14.3%	-2.6%	-3.1%
Manufacturing costs	(12.6)	(11.5)	9.3%	-6.9%	-6.5%
Net Inventoris	(11.6)	(3.3)	249.2%	-6.3%	-1.9%
Cost of Sales	(123.8)	(133.7)	-7.4%	-68.0%	-75.6%

Gross Profit	58.4	43.2	35.1%	32.0%	24.4%

Selling Expenses	(48.9)	(50.0)	-2.1%	-26.8%	-28.2%
G&A Expenses	(14.9)	(14.2)	5.5%	-8.2%	-8.0%

Operating Income/(Loss)	(5.5)	(20.9)	73.9%	-3.0%	-11.8%

Other Income/(Cost), Net	(15.3)	(2.4)	546.4%	-8.4%	-1.3%

Earning before Income Taxes	(20.7)	(23.3)	10.9%	-11.4%	-13.2%

Current taxes	0.7	(16.6)	-104.4%	0.4%	-9.4%

Net result	(20.0)	(39.9)	49.8%	-11.0%	-22.5%

Minority interest	(0.2)	(0.3)	-44.3%

Net Group Result	(19.8)	(39.6)	49.9%	-10.9%	-22.4%

Net Group Result per Share	(0.36)	(0.72)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	31- Dec-08	31- Dec-07%		31- Dec-08	31- Dec-07

Total Net Sales	240.5	233.6	3.0%	100.0%	100.0%
Gross Profit	77.1	57.0	35.1%	32.0%	24.4%
Operating Income (Loss)	(7.2)	(27.6)	73.9%	-3.0%	-11.8%
Net Group Result	(26.2)	(52.2)	49.9%	-10.9%	-22.4%
Net Group Result per Share	(0.5)	(1.0)

Average exchange rate (U.S.$ per €)	1.3202

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats
	3 months					3 months
	31 December 08		31 December 07		Change %	31 December 08		31 December 07		Change %

Americas	62.7	39%	54.5	35%	14.9%	352,475	48%	343,928	46%	2.5%
Natuzzi	32.5	20%	31.1	20%	4.3%	152,827	21%	159,828	22%	-4.4%
Italsofa	30.2	19%	23.4	15%	28.9%	199,648	27%	184,100	25%	8.4%

Europe	83.9	52%	89.2	57%	-6.0%	315,765	43%	337,053	45%	-6.3%
Natuzzi	47.6	30%	52.3	33%	-8.9%	121,633	17%	134,894	18%	-9.8%
Italsofa	36.3	23%	37.0	24%	-1.9%	194,132	26%	202,159	27%	-4.0%

Rest of the world	14.6	9%	13.5	9%	8.4%	64,466	9%	60,024	8%	7.4%
Natuzzi	7.1	4%	8.1	5%	-11.8%	17,703	2%	23,660	3%	-25.2%
Italsofa	7.5	5%	5.4	3%	38.3%	46,763	6%	36,363	5%	28.6%

Total	161.1	100%	157.2	100%	2.5%	732,705	100%	741,004	100%	-1.1%

Brands breakdown
	Net sales million euro					Net sales seats
	3 months					3 months
	31 December 08		31 December 07		Change %	31 December 08		31 December 07		Change %

Natuzzi	87.2	54%	91.4	58%	-4.7%	292,163	40%	318,382	43%	-8.2%

Italsofa	74.0	46%	65.8	42%	12.4%	440,542	60%	422,622	57%	4.2%

Total	161.1	100%	157.2	100%	2.5%	732,705	100%	741,004	100%	-1.1%

Natuzzi S.p.A. and Subsidiaries
Consolidated Profit & Loss for year ended on December 31, 2008 and 2007 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Twelve months ended on		Changes	Percent of Sales
	31- Dec-08	31- Dec-07%		31- Dec-08	31- Dec-07

Upholstery net sales	587.8	563.5	4.3%	88.3%	88.8%
Other sales	78.2	70.9	10.4%	11.7%	11.2%
Total Net Sales	666.0	634.4	5.0%	100.0%	100.0%

Purchases	(301.8)	(308.2)	(2.1%)	(45.3%)	(48.6%)
Labor	(97.7)	(101.7)	(3.9%)	(14.7%)	(16.0%)
Third-party_manufacturers	(18.5)	(16.5)	12.0%	(2.8%)	(2.6%)
Manufacturing Costs	(45.5)	(41.1)	10.6%	(6.8%)	(6.5%)
Net Inventoris	(15.3)	6.9	(320.4%)	(2.3%)	1.1%
Cost of Sales	(478.8)	(460.6)	3.9%	(71.9%)	(72.6%)

Gross Profit	187.3	173.8	7.7%	28.1%	27.4%

Selling Expenses	(172.3)	(173.9)	(0.9%)	(25.9%)	(27.4%)
G&A Expenses	(49.9)	(49.0)	1.8%	(7.5%)	(7.7%)

Operating Income/(Loss)	(35.0)	(49.1)	28.8%	(5.3%)	(7.7%)

Interest Income/(Costs), Net	(0.2)	1.7	(114.4%)	(0.0%)	0.3%
Foreign Exchange, Net	(11.1)	(7.1)	55.8%	(1.7%)	(1.1%)
Other Income/(Cost), Net	(14.5)	2.8	(612.7%)	(2.2%)	0.4%

Earning before Income Taxes	(60.8)	(51.7)	(17.6%)	(9.1%)	(8.2%)

Current taxes	(1.6)	(11.4)		(0.2%)	(1.8%)

Net result	(62.4)	(63.1)	1.2%	(9.4%)	(9.9%)

Minority interest	(0.5)	(0.5)

Net Group Result	(61.9)	(62.6)	1.2%	(9.3%)	(9.9%)

Net Group Result per Share	(1.13)	(1.14)

Outstanding Shares	54,824,227	54,824,227

Key Figures in U.S. dollars	Twelve months ended on		Changes	Percent of Sales
(millions)	31- Dec-08	31- Dec-07%		31- Dec-08	31- Dec-07

Total Net Sales	979.9	933.3	5.0%	100.0%	100.0%
Gross Profit	275.5	255.7	7.7%	28.1%	27.4%
Operating Income (Loss)	(51.5)	(72.3)	28.8%	(5.3%)	(7.7%)
Net Group Result	(91.0)	(92.1)	1.2%	(9.3%)	(9.9%)
Net Group Result per Share	(1.7)	(1.7)

Average Exchange Rate ( U.S.$ per €)	1.4712

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats
	12 months					12 months
	31 December 08		31 December 07		Change %	31 December 08		31 December 07		Change %

Americas	208.6	36%	198.6	35%	5.0%	1,272,559	47%	1,176,584	45%	8.2%
Natuzzi	110.4	19%	114.4	20%	-3.5%	554,492	20%	560,646	22%	-1.1%
Italsofa	98.2	17%	84.2	15%	16.6%	718,067	26%	615,938	24%	16.6%

Europe	323.7	55%	319.4	57%	1.3%	1,211,939	45%	1,225,882	47%	-1.1%
Natuzzi	189.3	32%	191.8	34%	-1.3%	487,821	18%	523,054	20%	-6.7%
Italsofa	134.4	23%	127.6	23%	5.3%	724,118	27%	702,828	27%	3.0%

Rest of the world	55.5	9%	45.5	8%	22.0%	237,809	9%	189,926	7%	25.2%
Natuzzi	32.8	6%	29.9	5%	9.7%	90,430	3%	87,950	3%	2.8%
Italsofa	22.7	4%	15.6	3%	45.5%	147,379	5%	101,976	4%	44.5%

Total	587.8	100%	563.5	100%	4.3%	2,722,307	100%	2,592,392	100%	5.0%

Brands breakdown
	Net sales million euro					Net sales seats
	12 months					12 months
	31 December 08		31 December 07		Change %	31 December 08		31 December 07		Change %

Natuzzi	332.5	57%	336.1	60%	-1.1%	1,132,743	42%	1,171,650	45%	-3.3%

Italsofa	255.3	43%	227.4	40%	12.3%	1,589,564	58%	1,420,742	55%	11.9%

Total	587.8	100%	563.5	100%	4.3%	2,722,307	100%	2,592,392	100%	5.0%

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	31-Dec-08	31-Dec-07

Current assets:
Cash and cash equivalents	47.3	87.5
Marketable debt securities	0.0	0.0
Trade receivables, net	122.8	117.7
Other receivables	46.2	47.8
Inventories	92.0	107.3
Unrealized foreign exchange gains	-	0.9
Prepaid expenses and accrued income	1.3	1.8
Deferred income taxes	4.2	1.3

Total current assets	313.8	364.3

Non current assets:
Net property, plant and equipment	211.8	235.9
Other assets	13.3	17.3
Deferred income taxes	0.2	-

Total assets	539.1	617.5

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	9.7	7.6
Current portion of long-term debt	0.5	0.3
Accounts payable-trade	68.6	89.2
Accounts payable-other	29.2	29.2
Unrealized foreign exchange losses	4.5	-
Accounts payable-shareholders for dividends	0.6	0.6
Income taxes	1.8	1.6
Salaries, wages and related liabilities	16.8	17.5

Total current liabilities	131.6	146.1

Long-term liabilities:
Employees' leaving entitlement	31.7	33.3
Long-term debt	3.3	2.1
Deferred income for capital grants	12.1	13.3
Other liabilities	14.4	10.9

Minority interest	0.8	0.1

Shareholders' equity:
Share capital	54.9	54.8
Reserves	42.3	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	239.8	306.2
Total shareholders' equity	345.2	411.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	539.1	617.5

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31-Dec-08	31-Dec-07
Cash flows from operating activities:
Net earnings (loss)	(61.9)	(62.6)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	30.5	30.8
Employees' leaving entitlement	(1.7)	(1.9)
Deferred income taxes	(3.1)	8.5
Minority interest	(0.4)	(0.5)
(Gain) loss on disposal of assets	2.1	1.3
Unrealized foreign exchange losses and gains	5.4	4.5
Impairment of long lived assets	5.3	-
Deferred income for capital grants	(1.0)	(1.0)

Change in assets and liabilities:
Receivables, net	(5.1)	1.6
Inventories	15.3	(6.9)
Prepaid expenses and accrued income	0.6	0.1
Other assets	1.7	(3.1)
Accounts payable	(20.7)	9.7
Income taxes	0.2	(3.0)
Salaries, wages and related liabilities	(0.7)	(4.1)
Other liabilities	0.4	11.7

Total adjustments	28.9	47.5

Net cash provided by operating activities	(33.1)	(15.1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(15.2)	(26.7)
Disposals	0.2	0.5
Government grants received	1.4	-
Marketable debt securities:
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	(0.2)
Disposal of business	1.1	-

Net cash used in investing activities	(12.5)	(26.4)

Cash flows from financing activities:
Long-term debt:
Proceeds	2.0	-
Repayments	(0.7)	(0.3)
Short-term borrowings	2.1	3.8
Capital injection	0.5
Dividends paid to minority interests	-	-

Net cash used in financing activities	4.0	3.5

Effect of translation adjustments on cash	1.4	(2.6)

Increase (decrease) in cash and cash equivalents	(40.2)	(40.7)

Cash and cash equivalents, beginning of the year	87.5	128.1

Cash and cash equivalents, end of the year	47.3	87.5

CONTACT:
Natuzzi
Silvia Di Rosa, +39-335-78-64-209
Investor Relations
sdirosa@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	March 30, 2009	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi